UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Team Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87815X109

(CUSIP Number)

John A. Granda, Esq.

Stinson Morrison Hecker LLP

1201 Walnut, Suite 2900

Kansas City, Missouri 64106

(816) 691-3188

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 16, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Holding Company, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 2 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Management Company, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 3 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Management Company Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 4 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Mariner Wealth Advisors, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Kansas

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IA

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 5 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Martin C. Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 6 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Cherona Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 7 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bruce Kusmin

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 8 of 12 Pages

This Amendment No. 5 relates to the Schedule 13D, as amended, filed by Bicknell Family Holding Company, LLC, Bicknell Family Management Company, LLC, Bicknell Family Management Company Trust, Mariner Wealth Advisors, LLC, Martin C. Bicknell, Cherona Bicknell and Bruce Kusmin, (the “Reporting Persons”), with the Securities and Exchange Commission relating to the common stock, no par value of Team Financial, Inc., a Kansas corporation (the “Issuer”). The Schedule 13D was originally filed with the Securities and Exchange Commission on August 21, 2006, Amendment No. 1 to the Schedule 13D was filed on November 13, 2006, Amendment No. 2 to the Schedule 13D was filed on August 31, 2007, Amendment No. 3 to the Schedule 13D was filed on November 15, 2007, and Amendment No. 4 to the Schedule 13D was filed on June 9, 2008 (the Schedule 13D, as previously amended, is hereafter referred to as the “Schedule 13D”). Terms defined in the Schedule 13D are used herein with the same meaning.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by addition of the following:

On June 16, 2008 the Issuer entered into an agreement (the “Agreement”) with each of the Reporting Persons. The Agreement addresses several corporate governance matters relating to the Issuer. The following is a summary of the Agreement which is qualified by reference to the Agreement, which is attached hereto as Exhibit 99.1. Under the Agreement, the Issuer agreed to postpone or adjourn its 2008 Annual Meeting of Stockholders in order to resolicit proxies for a revised slate of Class III Director nominees to be elected at a reconvened meeting. It is expected the reconvened meeting will be held within sixty (60) days of the date of the Agreement. Each of the Reporting Persons has agreed to vote in favor of the revised slate to be nominated by the Company which includes existing director, Robert Blachly; former chief financial officer and director of the Issuer, Richard J. Tremblay; and Jeffery L. Renner, a current non-management nominee to the Board of Directors. Those nominations are subject to non-objection by the Issuer’s banking regulator in the case of Mr. Tremblay and Mr. Renner, and their willingness to serve. Should either nominee decline to stand for nomination to the Board, the Issuer’s Nominating Committee will propose different nominees that possess adequate business experience, who will qualify as “independent” directors, and who do not have a relationship with the Reporting Persons, the Issuer, or any of the Issuer’s executive officers that would impair their independence.

In conjunction with the Agreement, Carolyn Jacobs and Denis Kurtenbach have declined to stand for nomination as Class III directors. In addition, independent director, Harold G. Sevy, Jr. has agreed to tender his resignation as a director effective no later than the reconvened meeting so that the number of Board positions will be reduced to eight directors.

In addition, the Agreement provides that the Issuer’s Strategic Planning Committee of the Board will be reconstituted to consist of Connie Hart, Jeffery Renner and Richard Tremblay, with Ms. Hart serving as chairperson. Also the Audit Committee of the Board will be composed of Gregory Sigman, who will serve as chairperson, Connie Hart and Jeffery Renner. The Nominating Committee will be composed of Robert Blachly , who will be the chairperson, Gregory Sigman and Kenneth Smith. The Compensation Committee will be composed of Kenneth Smith, who will be the chairperson, Connie Hart, and Jeffery Renner. All other directors will have the right to participate in committee meetings, as observers, consistent with regulatory requirements and committee charters.

The Issuer also agreed to not extend its Rights Agreement with American Securities Transfer & Trust, Inc., as rights agent, beyond the expiration date of June 3, 2009 or adopt any similar agreement without stockholder approval. The Issuer further agreed to seek to eliminate its classification of the Board of Directors so that annually all directors will stand for re-election. This proposal to declassify the Board is to be presented to the stockholders at the 2009 Annual Meeting.

Under the Agreement, the Issuer will move forward with its plan to have Connie Hart, an independent director, become chairperson of the Board, as previously announced.

Page 9 of 12 Pages

The Agreement also obligates the Reporting Persons to refrain from any tender offer, exchange offer, merger or business combination with the Issuer as well as to refrain from any solicitation of proxies until the earlier of the 2009 Annual Meeting or June 30, 2009. Also, prior to the 2009 Annual Meeting, the Reporting Persons agreed not to propose any matter to submission to the Issuer’s stockholders or to seek to amend any provision of the Issuer’s Articles of Incorporation or bylaws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by incorporating by reference the addition to Item 4 set forth above.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by addition of the following:

99.1	Agreement dated June 16, 2008, between the Issuer and the Reporting Persons.

Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

BICKNELL FAMILY HOLDING COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

Dated: June 26, 2008

BICKNELL FAMILY MANAGEMENT COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

Dated: June 26, 2008

BICKNELL FAMILY MANAGEMENT COMPANY TRUST

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Co-Trustee

Dated: June 26, 2008

MARINER WEALTH ADVISORS, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: June 26, 2008

/s/ Martin C. Bicknell
Martin C. Bicknell
Dated: June 26, 2008

*/s/ Cherona Bicknell
Cherona Bicknell
Dated: June 26, 2008

*/s/ Bruce Kusmin
Bruce Kusmin
Dated: June 26, 2008

Page 11 of 12 Pages

*By:	/s/ Martin C. Bicknell
Martin C. Bicknell Attorney-in-Fact (pursuant to powers of attorney filed as Exhibit 99.1 to the original Schedule 13D and to Amendment No. 1 to Schedule 13D)

Dated: June 26, 2008

Page 12 of 12 Pages